Filed by Johnson & Johnson
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Johnson & Johnson
Commission File No.: 1-3215

Johnson & Johnson Announces Final Exchange Ratio of 8.0324 in Split-Off of Kenvue Inc.
NEW BRUNSWICK, N.J., August 16, 2023 -- Johnson & Johnson (NYSE: JNJ) today announced the final exchange ratio for its previously announced split-off exchange offer to Johnson & Johnson shareholders to exchange their shares of Johnson & Johnson for shares of common stock of Kenvue Inc. (NYSE: KVUE) (“Kenvue”) currently held by Johnson & Johnson.
For each share of Johnson & Johnson common stock that is validly tendered and not validly withdrawn by shareholders and that is accepted by Johnson & Johnson pursuant to the exchange offer, Johnson & Johnson will deliver 8.0324 shares of Kenvue common stock to or at the direction of any such tendering shareholder.
Based on the final exchange ratio, Johnson & Johnson currently expects to accept for exchange approximately 190,955,436 shares of Johnson & Johnson common stock if the exchange offer is fully subscribed (and if Johnson & Johnson determines not to increase the number of shares to be accepted as described in the Prospectus filed with the Securities and Exchange Commission). Because the exchange offer will be subject to proration if the exchange offer is oversubscribed, the number of shares of Johnson & Johnson common stock that Johnson & Johnson accepts in the exchange offer may be less than the number of shares validly tendered by Johnson & Johnson shareholders.
The exchange offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of the day on August 18, 2023, unless terminated or extended.
Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the dealer managers for the exchange offer.
About Johnson & Johnson
At Johnson & Johnson, we believe good health is the foundation of vibrant lives, thriving communities and forward progress. That’s why for more than 135 years, we have aimed to keep people well at every age and every stage of life. Today, as the world’s largest, most diversified healthcare products company, we are committed to using our reach and size for good. We strive to improve access and affordability, create healthier communities, and put a healthy mind, body and environment within reach of everyone, everywhere. We are blending our heart, science and ingenuity to profoundly change the trajectory of health for humanity.
Forward Looking Statements
This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts.
Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.
Additional Information and Where to Find It
This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com.
Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).
Investor Relations:
Jessica Moore
investor-relations@its.jnj.com
Media Relations:
Jake Sargent
media-relations@its.jnj.com